SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31498; 812-14417]

American Beacon NextShares Trust, et al.; Notice of Application

March 6, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

Applicants: American Beacon NextShares Trust (the "Trust"), American Beacon Advisors, Inc. (the "Manager") and Foreside Fund Services, LLC (the "Distributor").

Summary of Application: Applicants request an order ("Order") that permits: (a) actively managed series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at the next-determined net asset value plus or minus a market-determined premium or discount that may vary during the trading day; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days from the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares; and (f) certain series to create and redeem Shares in kind in a master-feeder structure. The Order would incorporate by reference terms and conditions of a previous order granting the same relief sought

by applicants, as that order may be amended from time to time ("Reference Order").[1]

Filing Dates: The application was filed on January 15, 2015, and amended on February 23,

2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on March 31, 2015, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: The Commission: Brent J. Fields, Secretary, U.S. Securities and Exchange

Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: American Beacon

NextShares Trust and American Beacon Advisors, Inc., 220 East Las Colinas Blvd., Suite 1200,

Irving, TX 75039, and Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland,

ME 04101.

For Further Information Contact: Jean E. Minarick, Senior Counsel, or Daniele Marchesani,

Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

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[1]   Eaton Vance Management, et al., Investment Company Act Rel. Nos. 31333 (Nov. 6, 2014) (notice) and 31361 (Dec. 2, 2014) (order).

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>**APPLICANTS**</u>:

1.   The Trust will be registered as an open-end management investment company under the Act and is a business trust organized under the laws of Massachusetts. Applicants seek relief with respect to five Funds (as defined below, and those Funds, the "Initial Funds"). The portfolio positions of each Fund will consist of securities and other assets selected and managed by its Manager or Subadviser (as defined below) to pursue the Fund's investment objective.

2.   The Manager, a Delaware corporation, will be the investment manager to the Initial Funds. A Manager (as defined below) will serve as investment manager to each Fund. The Manager is, and any other Manager will be, registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Manager and the Trust may retain one or more subadvisers (each a "Subadviser") to manage the portfolios of the Funds. Any Subadviser will be registered, or not subject to registration, under the Advisers Act.

3.   The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934 and will act as the principal underwriter of Shares of the Funds. Applicants request that the requested relief apply to any distributor of Shares, whether affiliated or unaffiliated with the Manager (included in the term "Distributor"). Any Distributor will comply with the terms and conditions of the Order.

<u>**APPLICANTS' REQUESTED EXEMPTIVE RELIEF**</u>:

4.   Applicants seek the requested Order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B)

of the Act. The requested Order would permit applicants to offer exchange-traded managed

funds. Because the relief requested is the same as the relief granted by the Commission under

the Reference Order and because the Manager has entered into, or anticipates entering into, a

licensing agreement with Eaton Vance Management, or an affiliate thereof in order to offer

exchange-traded managed funds,[2] the Order would incorporate by reference the terms and

conditions of the Reference Order.

5.   Applicants request that the Order apply to the Initial Funds and to any other existing

or future open-end management investment company or series thereof that: (a) is advised by the

Manager or any entity controlling, controlled by, or under common control with the Manager

(any such entity included in the term "Manager"); and (b) operates as an exchange-traded

managed fund as described in the Reference Order; and (c) complies with the terms and

conditions of the Order and of the Reference Order, which is incorporated by reference herein

(each such company or series and Initial Fund, a "Fund").[3]

6.   Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provisions of

the Act, if and to the extent that such exemption is necessary or appropriate in the public interest

and consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction,

including the consideration to be paid or received, are reasonable and fair and do not involve

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[2]   Eaton Vance Management has obtained patents with respect to certain aspects of the Funds' method of operation as exchange-traded managed funds.

[3]   All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order, which is incorporated by reference herein.

overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general purposes of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

7.   Applicants submit that for the reasons stated in the Reference Order: (1) with respect to the relief requested pursuant to section 6(c) of the Act, the relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (2) with respect to the relief request pursuant to section 17(b) of the Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and consistent with the general purposes of the Act; and (3) with respect to the relief requested pursuant to section 12(d)(1)(J) of the Act, the relief is consistent with the public interest and the protection of investors.

By the Division of Investment Management, pursuant to delegated authority.

Brent J. Fields
Secretary